Electrochemical Oxygen Concepts, Inc.



ANNUAL REPORT

12500 Network Blvd Ste 310

San Antonio, TX 78249

(210) 338-7300

https://www.eo2.com

This Annual Report is dated April 26, 2024.

BUSINESS

Electrochemical Oxygen Concepts, Inc. ("EO2 Concepts" or the "Company") was formed on May 18, 2007 and is a C-Corp organized under the laws of the state of Delaware that has developed a skin and soft tissue restoration therapy that improves healing through continuous infusion of oxygen into the skin using a proprietary oxygen diffusion dressing that distributes the oxygen evenly to the affected tissue. Our continuous diffusion of oxygen (CDO) therapy has been shown to significantly reduce healing times, rapidly reduce pain and enhance appearance of skin. Our customers range from patients desiring better outcomes in cosmetic and restorative surgery to those who have more severe issues such as burns, ulcers and amputations. We are a vertically integrated company that designs, develops, manufactures, distributes and supports our products. Our system consists of a wearable, solid state continuous oxygen generator, oxygen diffusion dressings of various sizes and styles, and accessories. We have a corporate partner, The VGM Group, who assists us with functions such as billing, logistics, marketing and branding.

We are present in several distinct marketplaces, each with their own business model, yet our basic model is to rent the OxyGeni System for the duration of therapy and have it returned at the end of the therapy. The dressings are single use consumables that are sold in packs or as part of cost bundling with the rental. Depending on the market, we have models that range from daily to weekly and monthly rentals, with or without a bulk quantity of dressings included. Payment models vary from cash (elective procedures) to purchase orders against a credit card (Veterans Affairs and Indian Health) to insurance reimbursement. On a limited basis, we also sell the OxyGeni System as well. In our Elective and Insurance markets we have demonstrated triple digit growth rates in the past two years.

We have been issued 6 US and multiple international patents, with more pending.

Previous Offerings

During 2023 added $4,400,000 of Convertible debt with VGM Group, Inc.

All VGM Convertible and VGM non convertible notes moved to non convertible Note as follows:
Non Convertible Note for $14, 490,456.22, Dated March 28, 2024.

Revolving Line for $2,159,086.70 dated March 28, 2024. This revolving line included a balance to payoff the SBA Loan for approximately $159,000. SBA loan was paid off on 4/1/2024.

Warrants issued 750,000 to VGM Group Inc. March 28, 2024.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Notes 2023

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
Organization: Electrochemical Oxygen concepts, Inc. (the Company) was incorporated in the State of Delaware on May 18th, 2007. The Company researches and develops advanced wound care technology and has developed a proprietary technology called the OxyGeni System (formerly known as the TransCu O2 System), which consists of the OxyGeni wound oxygenation and monitoring device, OxySpur oxygen diffusion dressings and associated accessories. This technology aids in the healing process by providing a continuous supply of pure, humidified oxygen directly to the affected tissue. The Company, through a vendor agreement with the VGM Group, makes the unit available to VGM Group members and markets its technology to Veteran Affairs, Indian Health, Plastics/Cosmetics, and Insurance providers.

Revenue Recognition: Revenue is derived from the rental or sale of the OxyGeni System and sale of the OxySpur oxygen diffusion dressings. Revenue is recognized when a performance obligation is complete, control is transferred to the customer, pervasive evidence of a purchase or rental arrangement exists, price to buyer is determinable, and collection is probable. Deductions from sales for discounts, if granted, are recorded as reductions of revenues, and are provided for at the time of initial sale. Sales taxes billed are reported directly as a liability to the taxing authority and are not included in revenue. Sales in 2023 increased by over 73% to $6,516,364 from $3,761,573 from 2022.

Cash and Cash Equivalents: Cash and cash equivalents consist of demand deposits held by financial institutions and temporary cash investments with a maturity of three months or less.

Accounts Receivable: Accounts receivable is reported at outstanding principal net of an allowance for doubtful accounts. The allowance is determined by an account-by-account review as well as historical trends. Accounts are charged off when collection efforts have failed, and the account is deemed uncollectible. The allowance totaled $225,000 at December 31, 2023 and $272,992 at December 31, 2022.

Inventories: Parts and supplies inventory is valued at lower of cost or net realizable value as determined using the standard cost method.

Rental Equipment: Rental equipment, consisting primarily of the OxyGeni device, is stated at cost less depreciation, calculated using the straight-line method over a useful life generally of three years. The cost of the dressings in our device are expensed and not capitalized.

Fixed Assets: Fixed assets are stated at cost net of accumulated depreciation. Additions, renewals, and betterments are capitalized. Expenditures for maintenance and repairs are charged to expense. Depreciation is calculated using accelerated and straight-line methods over the estimated useful lives of the assets, which range from three to fifteen years.

Income Taxes: The Company is taxed as a C corporation for federal income tax purposes. Deferred federal income tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. The Company is subject to the Texas margin tax. Management is not aware of any tax positions that would have a significant impact on its financial position. Its federal tax returns for the last four years remain subject to examination.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – continued
Share Based Compensation: The Company recognizes compensation expense for all share-based payment awards made to employees and directors, including grants of employee stock options, based on estimated fair values. Stock-based compensation expense is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the year.

Advertising: Advertising costs are expensed as incurred and totaled approximately $288,000 in 2023 and $51,000 in 2022.

Government Regulations: The Company is subject to federal, state and local provisions regulating the discharge of materials into the environment. Management believes that its current practices and procedures for the control and disposition of such wastes comply with applicable federal and state requirements..

Recently Adopted Accounting Pronouncement: In February 2016, Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)," for reporting periods beginning after December

15, 2021. A lessee is required to recognize on the balance sheet right-of-use assets, representing the right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the new standard effective January 1, 2022, the first day of the lease standard implementation date. Consistent with the optional transition method allowed as part of the modified retrospective transition approach provided in ASU No. 2018-11, the Company did not adjust comparative periods. The new standard applied to leases that have commenced as of the effective date, January 1, 2022, with a cumulative effect adjustment recorded as of that date. The Company also elected to apply certain practical expedients allowed in ASC 842 whereby the Company need not reassess whether any expired or existing contracts are or contain leases, the Company need not reassess the lease classification for any expired or existing leases, and the Company need not reassess initial direct costs for any existing leases. The Company's adoption of the ASU resulted in the addition of Operating Lease Right-of-Use assets on the balance sheet for the right to use the underlying assets of operating leases. The Company elected to use hindsight for transition when considering judgments and estimates such as assessments of lessee options to extend or terminate a lease or purchase the underlying asset. In addition, the corresponding liability for the remaining balance of the operating leases is included in the liability section of the balance sheet. For all asset classes, the Company elected to not recognize a right-of-use asset and lease liability for leases with a term of twelve months or less. The adoption of this ASU did not have a material adjustment to the Statement of Operations. At January 1, 2022, the Company recognized right of use assets of $559,793 and a corresponding lease liability of $560,891.

NOTE C – INVENTORIES
Inventories consist of the following at December 31:
Raw materials Finished goods Demo inventory Marketing materials
Total inventories

2023 - $761,845
2022 - $393,987

NOTE D – LONG-TERM DEBT
The company added Convertible Debt to VGM of $4,400,000 during 2023. Total debt to VGM is $11,700,000 plus related accrued interest expense of $1,679,249.

NOTE G – STOCKHOLDERS' EQUITY
In 2023 had proceeds from Common stock of $50,000 with sale of 40,984 common shares. Proceeds from Preferred shares was $710, 523 with sale of 547,524 preferred shares.

NOTE H – RELATED PARTY
The Company has an agreement with VGM Group, Inc (VGM), whereby VGM provides billing and marketing services to the Company. The agreement is effective through December 31, 2024 with terms allowing any number of successive 5-year renewal periods. VGM is a shareholder of the Company. Per the agreement, the Company provides a discount to Group Members of VGM related to their product and pays an administrative fee to VGM for their billing services. Fees incurred by the Company to VGM under the arrangement totaled approximately $83,000 in 2023 and $91,000 in 2022. The Company owes VGM approximately $513,000 at December 31 ,2023and $430,000 at December 31, 2022 under this agreement. The Company also has multiple long-term notes and a revolving line of credit with VGM (see Note D).
In the normal course of business, the Company may at times utilize the services of affiliated entities of VGM.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $188,191.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

During 2023 added $4,400,000 of Convertible debt with VGM Group, Inc.

All VGM Convertible and VGM non convertible notes moved to non convertible Note as follows:
Non Convertible Note for $14, 490,456.22, Dated March 28, 2024.

Revolving Line for $2,159,086.70 dated March 28, 2024. This revolving line included a balance to payoff the SBA Loan for approximately $159,000. SBA loan was paid off on 4/1/2024.

Warrants issued 750,000 to VGM Group Inc. March 28, 2024.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mark Niederauer

Mark Niederauer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, CEO, Board Member

Dates of Service: August, 2021 - Present

Responsibilities: Directly involved in leading and overseeing the capital raise efforts on behalf of the Company. $298,494 salary, 70% of salary in equity as bonus.

Other business experience in the past three years:

Employer: EO2 Concepts

Title: COO & CTO

Dates of Service: January, 2010 - August, 2021

Responsibilities: Responsible for all research, development, logistics, operations, intellectual property, supply chain and manufacturing.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Van G Miller Revocable Trust (Trustees are James Walsh Jr., John Deery, Jr. and Dave Kazynski)

Amount and nature of Beneficial ownership: 10,775,293

Percent of class: 21.7

Title of class: Common Stock

Stockholder Name: Van G Miller Estate

Amount and nature of Beneficial ownership: 8,302,906

Percent of class: 16.72

RELATED PARTY TRANSACTIONS

During 2023 added $4,400,000 of Convertible debt with VGM Group, Inc.

All VGM Convertible and VGM non convertible notes moved to non convertible Note as follows:
Non Convertible Note for $14, 490,456.22, Dated March 28, 2024.

Revolving Line for $2,159,086.70 dated March 28, 2024. This revolving line included a balance to payoff the SBA Loan for approximately $159,000. SBA loan was paid off on 4/1/2024.

Warrants issued 750,000 to VGM Group Inc. March 28, 2024.

OUR SECURITIES

Common Stock

The amount of security authorized is 60,000,000 with a total of 49,992,323 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 780,418 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 9,674,934 shares to be issued pursuant to stock options issued. Included in total outstanding are 640,507 Preferred shares.

The total amount outstanding includes an estimated 5,368,831 shares to be issued pursuant to convertible debt conversion at an equity financing round of $1.59 per share.

During 2023 added $4,400,000 of Convertible debt with VGM Group, Inc.

All VGM Convertible and VGM non convertible notes moved to non convertible Note as follows:
Non Convertible Note for $14, 490,456.22, Dated March 28, 2024.

Revolving Line for $2,159,086.70 dated March 28, 2024. This revolving line included a balance to payoff the SBA Loan for approximately $159,000. SBA loan was paid off on 4/1/2024.

Warrants issued 750,000 to VGM Group Inc. March 28, 2024.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow.

Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. Minority Holder; Securities with No Voting Rights The Series A Non-Voting Preferred that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns multiple patents, patent applications, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company may incur losses in the foreseeable future. The Company has limited revenue and may not generate adequate revenues to not operate at a loss. Examples of the risks inherent to companies which are not operating on a cash flow positive basis: • Regulatory requirements, setbacks and delays; • Marketing problems and costs; • Acceptance of our products and services in the marketplace; • Ability to anticipate and adapt to a competitive market and rapid technological developments; • Operating costs; • Our competitive environment; • Ability to fund intellectual property protection and ownership; • Expenses that may exceed current estimates; and • Ability to raise additional funds. We may not be able to successfully commercialize our product. The successful commercialization of our product and our technologies is crucial for our success. Our product and its potential applications face a variety of risks and uncertainties. Principally, those risks include the following: • Even if our product is shown to be safe and effective for its intended purpose, we may face significant or unforeseen difficulties in obtaining or manufacturing sufficient quantities at reasonable prices; • We may not be able to receive billing codes for certain payors, including Medicare, to pay for the use of our products; • Our ability to complete the commercialization of our product is dependent upon our ability to obtain and maintain experienced and committed partners to assist us with the distribution of our products; • There is no guarantee that there will be market acceptance of our products; and • Our competitors may develop therapeutics, treatments, and technologies which are superior or less costly than our own with the result that our products may not generate significant revenues. We are Dependent Upon and Restricted by our Relationship with VGM We currently have a distribution agreement with VGM. VGM is the nation's largest members services organization for the Home Medical Equipment industry. The Company is relying on this relationship in providing for a cost effective and streamlined infrastructure to help achieve wound care supplier distribution and market penetration. We cannot be assured that VGM will be able to engage its members in distributing our product or that the members will be able to successfully market and sell the products. VGM is also a strategic investor in the Company and has representation on the Company's Board. VGM or its affiliates beneficially own 33% of the issued and outstanding shares of Common Stock of the Company. They have the ability to exercise substantial control over the Company's affairs and corporate actions requiring shareholder approval, including electing directors, selling all or substantially all of the assets, merging with another entity or amending its certificate of incorporation. This control could delay, deter or prevent a change in control and could adversely affect the price that investors might be willing to pay in the future for the Company's securities. We are Dependent Upon and Restricted by our Relationship with VGM We currently have a distribution agreement with VGM. VGM is the nation's largest members services organization for the Home Medical Equipment industry. The Company is relying on this relationship in providing for a cost effective and streamlined infrastructure to help achieve wound care supplier distribution and market penetration. We cannot be assured that VGM will be able to engage its members in distributing our product or that the members will be able to successfully market and sell the products. VGM is also a strategic investor in the Company and has representation on the Company's Board. VGM or its affiliates beneficially own 33% of the issued and outstanding shares of Common Stock of the Company. They have the ability to exercise substantial control over the Company's affairs and corporate actions requiring shareholder approval, including electing directors, selling all or substantially all of the assets, merging with another entity or amending its certificate of incorporation. This control could delay, deter or prevent a change in control and could adversely affect the price that investors might be willing to pay in the future for the Company's securities. If we lose any of our key suppliers, or the suppliers stop making the components we need, we may be unable to meet customer orders for our product in a timely manner and within our budget. We rely on one or more key domestic suppliers for raw materials and components used in our device and for our ancillary products. In the future, one or more of our suppliers may decide for reasons beyond our control to cease supplying us with raw materials and components or may not be able to meet our quality or quantity demands. FDA regulations may require additional testing of any raw materials or components from new suppliers prior to our use of these materials or components, which could delay or prevent our access or use of such raw materials or components. If we are unable to obtain materials we need from our suppliers and we cannot obtain these materials from other sources, we may be unable to manufacture our product for a period of time or within our manufacturing budget, which could negatively impact the results of our operations. Our product may become obsolete. Because the biomedical industry has been characterized by the frequent introduction of new products, we may be adversely affected by the new products and technology developed by our competitors, and our product may become obsolete. Significant competitive factors determining whether we will be able to compete successfully include: • Marketing and sales capabilities; • Reimbursement coverage from Medicare, Medicaid, insurance companies and others; • Product availability; • Price; and • Patent protection. The commercial success of any wound care product depends, in part, on obtaining adequate reimbursement from payors. Coverage and adequate payments may not be available or may not be sufficient to allow us to rent our product or to sell our ancillary products on a competitive basis. In both the United States and elsewhere, rental and sale of medical products, diagnostics, and therapeutics are dependent, in part, on the availability of reimbursement from third party payors, such as health maintenance organizations and other private insurance plans and governmental programs such as Medicare and Medicaid. Third party payors are increasingly challenging the prices charged for wound care products and services. Payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include use of our product. Consequently, we may be unable to sell our product on a profitable basis if third--party payors deny coverage or reduce their levels of reimbursement. Furthermore, we anticipate that our business will be affected by the efforts of government and third party payors to contain or reduce the cost of health care through various means. Since reimbursement rates are established by fee schedules mandated by payors, we are not able to offset the effects of general inflation in labor and related cost components, if any, through increases in our pricing for our product. Consequently, such cost increases could erode our profit margins and reduce our net income. In the United States, there have been and will continue to be a number of federal and state proposals to implement government controls on pricing. Similar government pricing controls exist in varying degrees in other countries. In addition, the emphasis on managed care in the United States has increased and will continue to increase the pressure on the pricing of wound care products. We cannot predict the extent of legislative or regulatory proposals that will be adopted or the effect efforts on our business. Coverage and reimbursement for our product could be negatively impacted by legislative, regulatory or other measures that reduce coverage and reimbursement generally, and such developments could have an adverse effect on our ability to sell our product or cause our customers to use less expensive products, all of which could have a material adverse effect on the Company. The Company may be unable to receive Medicare reimbursement. The Company has been seeking Level II HCPCS rental code from CMS for its product but has been unable to receive approval. This is necessary in order for the product to be reimbursable under/paid by the Medicare program. There are no assurances that the Company will obtain a new unique HCPCS code from CMS with profitable pricing and coverage criteria for the product and, as a result, our business may be materially affected. Due to its coverage of the elderly population, Medicare is a significant payor in the healthcare industry, including the wound care market. This population can be prone to wounds or may be more susceptible to wounds, including hard-to-treat wounds, and our failure to secure Medicare coding and coverage for the product would result in our inability to service a significant portion of the healthcare market and could have a material adverse effect on the Company. Even if we ultimately obtain our HCPCS code, CMS could always adopt policies or procedures that are unfavorable to us, resulting in a reduction in reimbursement. This could materially and adversely affect our business and results of operations. Additionally, due to the increased scrutiny and publicity of government efforts to contain healthcare costs, we may be subject to future assessments or studies by federal and state agencies and private payors which could lead to reimbursement policies that adversely affect our business. If our contracted wound care suppliers are not able to obtain and/or timely collect reimbursement payments our financial condition may suffer. Medicare is a very complex program with many different facets. It is a federally funded health insurance program administered by the CMS. Medical devices and supplies are covered by Medicare Part B. The Medicare Part B coverage policy covering products such as ours is itself complex and requires extensive documentation. In addition, the reimbursement process for the non---Medicare payor segment requires extensive contract development and administration with several hundred payors, with widely varying requirements for documentation and administrative procedures, which can result in extended payment cycles for our contracted wound care suppliers. This has made billing home care payors a more complex and time consuming process, and the complexities and procedures of these can mean we may not be able to timely or fully collect payment from our contracted wound care suppliers. Such delays and/or reductions could negatively affect our financial condition. If we fail to comply with extensive regulations enforced by the FDA, in addition to potential sanctions that can be imposed by the FDA, the commercialization of our device and the ancillary products in the U.S. would be prevented or delayed. Our device and ancillary products are subject to extensive government regulations related to their development, clinical trials, manufacturing and commercialization. Each jurisdiction in which we may operate has its own regulatory scheme addressing the development, testing, labeling, manufacturing, registration, notification, marketing, distribution, record---keeping and reporting requirements for medical devices. Our device and ancillary products are subject to extensive regulation in the United States by the FDA. The FDA regulates virtually all aspects of a medical device's testing, manufacture, safety, labeling, storage, record keeping, reporting, promotion and distribution. In general, unless an exemption applies, a medical device must receive either premarket approval or premarket clearance from the FDA before it can be marketed in the U.S. In addition to clearance/approval requirements that we must meet before marketing our device and ancillary products, we are subject to other significant regulations. As a manufacturer of medical devices, we are subject to regulation by the FDA of our design and manufacturing processes and facilities under the FDA's Quality System Regulations ("QSR") requirements ("Good Manufacturing Practice") and other similar regulations. These regulations require that we design and manufacture our products and maintain documents in a prescribed manner with respect to design, manufacturing, testing and control activities. More specifically, the regulations require that medical device manufacturers comply with various quality control requirements pertaining to design controls, purchasing contracts, organization and personnel, including device and manufacturing process design, buildings, environmental control, cleaning and sanitation; equipment and calibration of equipment; medical device components; manufacturing specifications and processes; reprocessing of devices; labeling and packaging; inprocess and finished device inspection and acceptance; device failure investigations; and recordkeeping requirements including complaint files and device tracking. The FDA and various state agencies also regulate the labeling of our medical devices, including promotional activities sponsored or marketing activities distributed by the Company. The Company is also subject to certain registration, listing and reporting requirements applicable to manufacturers of medical devices. Our failure to comply with regulatory requirements of the FDA and other applicable U.S. (state) regulatory and licensing requirements may subject us to administrative or judicially imposed sanctions, and could have a material adverse effect on our business, financial condition and results of operation. If we make any modifications to our device or its indications for use, we may have additional regulatory obligations. We may be required to obtain premarket approvals, premarket approval supplements or premarket clearances (510(k)s) to market modifications to our existing device or to market our existing device for new indications. The FDA requires device manufacturers themselves to make and document a determination of whether or not a modification requires an approval, supplement or clearance; however, the FDA can review and disagree with the manufacturer's decision. We cannot assure you that that we will be successful in receiving approvals or clearances in the future or that the FDA will agree with our decisions not to seek approvals, supplements or clearances for particular device modifications. The FDA may require approval or clearances for past or any future modifications or new indications for our existing device. Such submissions may require the submission of additional clinical or preclinical data and may be time-consuming and costly, and may not ultimately be cleared or approved by the FDA. If the FDA requires us to obtain premarket approvals, premarket approval supplements or premarket clearances for any modification to our previously-cleared product, we may be required to cease manufacturing and marketing of the modified device or to recall such modified device until we obtain FDA clearance or approval, and we may be subject to significant regulatory fines or penalties. In addition, there can be no assurance that the FDA will clear or approve such submissions in a timely manner, if at all. Any of the foregoing could adversely affect our business. If we develop any new products in the future, such future products would likely require FDA premarket approval or 510(k) clearance prior to being marketed. The process of obtaining these approvals or clearances can be lengthy and expensive. We may not be able to obtain (for future products) or maintain (for our current product) necessary approvals for testing and marketing our products. Moreover, regulatory approvals, if granted, may include significant limitations on the individuated uses for which our products may be marketed or other restrictions or requirements that reduce the value to us of the product. Regulatory authorities (FDA and any future applicable foreign authorities, if any) may also withdraw product approvals or clearances if we fail to comply with regulatory standards or if any problems related to our product develops following initial marketing. Failure to comply with existing or future regulatory requirements could have a significant negative effect on our financial condition and results of operations. The FDA may also change its policies, adopt additional regulations, or revise existing regulations, each of which could impact our ability to market our product. Any such changes could adversely affect our business. Failure to comply with the regulatory requirements of the FDA and other applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions. These include: • Warning letters; • Civil penalties; • Criminal penalties; • Injunctions; • Product seizure or detention; • Product recalls; • Total or partial suspension of production; and • FDA refusal to approve pending new applications. In the development of new products or new indications or modifications to our existing product, or if a pre-market approval is ever required in the future for our product, we may need to conduct or sponsor clinical trials. Clinical trials are expensive and require a significant investment of time and resources and may not generate the data we need to support a submission to the FDA. Clinical trials are subject to regulation by the FDA and, if federal funds are involved or if an investigator or site has signed a federal assurance, are subject to further regulation by the Office of Human Subject Protection and the National Institutes of Health. Failure to comply with such regulation, including but not limited to, failure to obtain adequate consent of subjects and to adequately disclose financial conflicts, could result in fines, penalties, suspension of trials, and the inability to use the data to support a FDA submission. Changes in laws and regulations could have a material adverse effect on the Company. There can be no assurance that government regulations applicable to the Company's current product or the interpretation thereof will not change and thereby prevent the Company from marketing its product for a period of time or permanently. The Company cannot predict the scope and extent of the effect of current laws on the Company's operations and is unable to predict the extent of adverse governmental regulation which might arise. If the U.S. federal government, or the government of any other jurisdiction, changes its laws and/or regulations in such a way that it affects our business, we cannot predict what form any such legislation and/or regulation may take or what effect, if any, such legislation and/or regulation would have on our business. It is possible that any future legislation or regulation may contain provisions resulting in price limits and utilization controls which may reduce the rate of increase in the growth of our market or otherwise adversely affect the Company's business. Therefore, current and future laws and regulations may have a material adverse effect on our business. Foreign law and regulation could have an adverse effect on our business. If we expand current operations to jurisdictions outside the United States, regulatory approvals may be required for our product and additional approvals may be necessary for any products which may be developed in the future. Government regulation in other countries could be a significant factor affecting research, development, manufacture, marketing and sales of the product or future products in foreign jurisdictions. In foreign jurisdictions, these activities are subject to foreign governmental regulation, which is in many respects similar to regulation in the United States, but which varies from country to country. Compliance with foreign law and regulation could result in additional burdens on our operations, and failure to comply with those laws and regulations could result in fines, suspension or withdrawal of necessary regulatory approvals, product recalls, operating restrictions, and other penalties. Additionally, the cost of maintaining personnel and systems necessary to comply with foreign law and regulations applicable to our product and any future products is substantial. Our product is subject to regulatory recalls. Recalls could harm our reputation and business. We are subject to ongoing medical device reporting regulations that require us to report to the FDA if our product causes or contributes to a death or serious injury or malfunctions in a way that would be reasonably likely to contribute to death or serious injury if the malfunction were to recur. The FDA has authority to require recall of our product in the event of material deficiencies or defects in design or manufacturing. In addition, in light of a material deficiency or design defect or defect in labeling, we may voluntarily elect to recall our product. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. Any recall would divert managerial and financial resources and could harm our reputation with all of our customer suppliers and with the healthcare professionals that use, prescribe and recommend our product. We cannot assure you that we will not have product recalls in the future or that such recalls would not have a material adverse effect on our business. We may expand into new markets and products, and our expansion may not be successful. We may expand into new markets through the development of new product applications based on our existing technology and design capabilities. These efforts could require us to make substantial investments, including significant research, development, engineering and capital expenditures for new, expanded or improved manufacturing facilities which would divert resources from other aspects of our business. Expansion into new markets and products may be costly without resulting in any benefit to us. Specific risks in connection with expanding into new markets include the inability to transfer our quality standards to new products, the failure of customers in new markets to accept our products, and price competition in new markets. If we choose to expand into markets and are unsuccessful, our financial condition and results of operations could be adversely affected. We are subject to substantial government regulation that could have a material adverse effect on our business. Certain federal and state laws and regulations regarding reimbursement and coverage of products and services by Medicare and Medicaid, as well as federal and state laws addressing health care fraud and abuse, physician self---referrals, and other relationships with providers are broad in scope and apply, or will soon apply, to our relationships with health care providers and entities who may purchase, prescribe or recommend our product, and who assist us in the development and promotion of our product, and we may be required to alter one or more of our practices to be in compliance with these laws. Health care laws are complex and even minor, inadvertent irregularities in submissions or contracts can potentially give rise to claims that the law has been violated. Any violations of these laws could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation, administrative or judicial interpretations, we may have to change our business practices or our existing business practices could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations. We are, or with respect to some laws and regulations pertaining to Medicare and Medicaid referrals and reimbursement, may soon be, directly or indirectly subject to extensive regulation by both the federal government and the governments of states in which we conduct business, including: (1) the federal Medicare and Medicaid anti-kickback law, and state anti-kickback prohibitions and state law equivalents, (2) the federal False Claims Act, (3) the federal Health Insurance Portability and Accountability Act of 1996, as amended ("HIPAA"), and state laws relating to patient privacy, (4) the federal physician self-referral prohibition commonly known as the Stark law and the state law equivalents of the Stark law, and (5) federal and state billing and claims submission laws and regulations. The federal anti-kickback law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or in order to induce, (i) the referral of a person for services, (ii) the furnishing of arranging for the furnishing of items or services, or (iii) the purchase, lease, or order or arranging or recommending purchasing, leasing or ordering of any item or service, in each case, reimbursable under any federal health care program. The Stark law prohibits a physician from referring a Medicare (or Medicaid) patient for "designated health services" or DHS, to an entity with which the physician has a direct or indirect financial relationship, whether in the nature of an ownership interest or a compensation arrangement, subject only to limited exceptions. The Stark law also prohibits the recipient of the prohibited referral from billing for the DHS provided pursuant thereto. If our operations, or our future operations, are found to be in violation of any of the laws and regulations to which we or our customers (suppliers, physicians, facilities or others) are subject, we may be subject to applicable penalties associated with such violation(s), including civil and criminal penalties, damages, fines, exclusion from Medicare, Medicaid and other governmental healthcare programs, loss of licenses, and the curtailment of our operations. While we believe we are currently in compliance with all applicable laws, we cannot assure that our activities will be found to be in compliance with these laws if scrutinized by regulatory authorities or that our current activities will be deemed in compliance in the future. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate and could negatively affect our business and financial results. The risk of us being found in violation of these laws and regulations is increased by the fact that many of the laws and regulations have not been fully interpreted by the regulatory authorities or in the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these laws or regulations, even if we were to successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Additionally, any allegations of such violations or actions brought against us could significantly damage our reputation and future business and have a material adverse effect on the Company. Numerous federal and state privacy and security laws and regulations, including the Federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), governs the collection, dissemination, security, use and disclosure of patients' individually identifiable health information. This as well as initiatives at the state levels address patient and customer privacy concerns and the security of certain kinds of sensitive personal information that healthcare and other businesses may come into possession of. The new federal legislation extensively regulates the use and disclosure of individually identifiable health-related information and the security and standardization of electronically maintained or transmitted health-related information. We do not yet know the total financial or other impact of these laws and regulations on our business. Compliance with these laws and regulations will likely require us to spend significant monies which could negatively impact our financial results. Additionally, if we fail to comply with the privacy laws and their regulations, we could suffer civil penalties and criminal penalties for certain violations. In addition, we will continue to remain subject to any applicable state laws which are more restrictive than the federal privacy law and regulations. These privacy laws vary by state and impose additional penalties. We have determined that activities we intend to engage in will cause us to be covered by one or more of these privacy laws and corresponding regulations, and as such, we have implemented privacy and security policies and procedures to comply with the applicable laws and regulations. Our Company is in compliance with all applicable material aspects of HIPAA, as amended, and applicable state privacy and security requirements. However, we cannot provide any assurance that governmental authorities will find that our business practices comply with current or future administrative or judicial interpretations of these laws and regulations. Sanctions for failure to comply with these federal and state laws and regulations include significant civil and criminal penalties. Such sanctions could adversely impact our revenues, profit margins, profitability, operating cash flow and results of operations. The federal government has made a policy decision to significantly increase the financial resources allocated to enforcing the health care fraud and abuse laws. Private insurers and various state enforcement agencies also have increased their level of scrutiny of health care claims in an effort to identify and prosecute fraudulent and abusive practices in the health care area. These investigative and enforcement efforts could result in investigations or inquiries and other actions. If the Company was ever the subject of such inquiries or investigations, it would be time-consuming and costly to us and could disrupt our day-to-day operations for a period of time and could have a material adverse effect on the Company. The provisions of HIPAA criminalize situations that were handled exclusively civilly through repayments of overpayments, offsets and fines by creating new federal health care fraud crimes. Further, as with the federal laws, general state criminal laws may be used to prosecute health care fraud and abuse. We believe our business arrangements and practices currently comply with existing health care fraud law. However, a violation could subject us to penalties, fines and/or possible future exclusion from Medicare or Medicaid. Such sanctions could significantly reduce our revenues and profits and have a material adverse effect on the Company. The taxes imposed by the federal legislation and the government's role in the U.S. healthcare industry may result in decreased profits to us, lower reimbursements by payers for our products and reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations, possibly materially. If a natural or man-made disaster strikes our manufacturing facility, we may be unable to manufacture our product for a substantial amount of time, which could cause our sales to decline and adversely affect our business. We principally rely on our manufacturing facility in San Antonio, Texas for the manufacture of our product. This facility may be affected by natural or man-made disasters. This facility and the manufacturing equipment we use to produce our product would be difficult to replace and could require substantial time to repair or replace. In the event our facility was affected by a disaster, we would be forced to rely on third-party manufacturers. However, third-party manufacturers may not be available or they may be unable to produce our product on the schedule or to the specifications we require. Our results and profitability may be adversely affected by product returns, rental credits and uncollectible accounts receivable. Our results and profitability may be adversely affected if we have product returns, rental credits or uncollectible accounts receivable. Subject to certain restrictions and our approval, suppliers may return our product and receive a rental credit if the product does not perform as expected. If we have a substantial number of these returns and credits, it could adversely impact our profitability. Furthermore, if we have substantial uncollectible accounts receivable, this could adversely impact our profitability. The Company may be unable to execute successfully its intellectual property strategy. The Company has filed a Patent Applications in the United States and through the Patent Cooperation Treaty Patent Applications in the United States, Australia, Canada, China, European Union, and Japan. There are no assurances that the Company will receive U.S. or Foreign Patents and, as a result, our business may be materially harmed. The Company considers patent protection of its technology to be critical to its business prospects. Our ability to compete effectively will depend on our ability to maintain the proprietary nature of our intellectual property. There can be no assurance that any patent applications which may be filed and assigned to the Company will result in a patent issuance, that any patents which may be issued will result in significant competitive advantages, or that challenges will not be instituted against the validity or enforceability of any patent which may be licensed by the Company or, if instituted, that such challenges will not be successful. The loss of any proprietary rights which may be protected or protectable under any of the foregoing future intellectual property safeguards may result in the loss of a competitive advantage over present or potential competitors. We believe that our technology is not subject to any infringement actions based upon the patents of any third parties; however, our technology may in the future be found to infringe upon the rights of others. Others may assert infringement claims against us, and if we should be found to infringe upon their patents, or otherwise impermissibly utilize their intellectual property, our ability to continue to use our technology or the licensed technology could be materially restricted or prohibited. If this event occurs, we may be required to obtain licenses from the holders of this intellectual property, enter into royalty agreements, or redesign our products so as not to utilize this intellectual property, each of which may prove to be uneconomical or otherwise impossible. Licenses or royalty agreements required in order for us to use this technology may not be available on terms acceptable to us, or at all. These claims could result in litigation, which could materially adversely affect our business, prospects, financial condition, and results of operations. Furthermore, there can be no assurance that others will not independently develop similar or more advanced technologies, design around aspects of the Company's licensed technology or duplicate the Company's trade secrets. To the extent the Company utilizes processes, technology or equipment that constitute trade secrets under applicable laws, the Company must implement appropriate levels of security for those trade secrets to secure the protection of such laws. There can be no assurance that the Company has implemented, or will implement, such levels of security for said trade secrets. The future operations of the Company may be subject to claims and potential litigation arising from alleged infringement of patents, trademarks, trade secrets or copyrights owned by third parties. Within the biotechnology industry, established companies have actively pursued such infringement claims and have initiated claims and litigation that have made the entry of competitive products more difficult. There can be no assurance that the Company will not experience such claims or litigation initiated by existing, better-funded competitors. Resisting such claims, litigation and court-ordered injunctions may prevent the Company from bringing new products to market, and the resulting loss of revenues and expenses of litigation may substantially affect the ability of the Company to meet its expenses and continue operations. The Company may decide not to take additional steps to secure its rights in certain copyrights, trademarks and/or patents to which it may be entitled. Failure to do so may reduce the access of the Company to the courts and in recoverable damages to which it may be entitled in the event of a violation of the Company's proprietary and intellectual rights by third parties, and in the case of copyrights, to certain remedies of statutory damages and attorneys' fees. Similarly, the failure to seek protections of any patentable materials to which the Company may be entitled may result in loss of patent protection should a third party copy the patentable technology or process. The loss of any proprietary rights which are protectable under any of the foregoing intellectual property safeguards may result in the loss of a competitive advantage over present or potential competitors, with a resulting decrease in the profitability for the Company. There is no guarantee that such a loss of competitive advantage could be remedied or overcome by the Company at a price which the Company would be willing or able to pay. The Company may be unable to successfully execute and manage its growth strategy. The Company may be unable to successfully execute its growth strategy and, as a result, its business may be materially affected. Our business plan will, if successfully implemented, result in the rapid expansion of our business on a widespread basis. Such expansion of our operations may place a significant strain on our management, financial and other resources. Our ability to manage future growth will depend upon our ability to monitor operations, control costs, maintain regulatory compliance, maintain effective quality controls and significantly expand our internal management and technical, information and accounting systems, and to attract, assimilate and retain additional qualified personnel. The significant competition in the wound care medical products industry could cause the Company to reduce prices or not execute its growth strategy. The wound care medical products industry is highly competitive. The Company intends to position the TransCu O2 device as a lower cost, easier-to-use alternative to the higher-priced, standard of care negative pressure wound therapy devices. In addition, the Company intends to position TransCu O2 as a device that can treat more wound types and more patients. There are no assurances that the competitors will not significantly lower pricing and/or cause third-party payors to lower reimbursement rates. To compete successfully, the Company may be required to reduce prices, increase operating costs or take other measures that could have an adverse effect on its financial condition, results of operations, margins and cash flow. This competition could impair the Company's ability to attract and retain business. The success of our product depends greatly on our relationships with suppliers who sell and healthcare providers who use our products, and our failure to maintain these relationships could adversely affect our business. Acceptance of our product depends on educating the potential purchasers and users of wound care products as to the perceived distinctive characteristics and benefits, clinical efficacy and cost- effectiveness of our product compared to competing products in the wound care market. Additionally, acceptance and use of our product depends on training healthcare professionals and suppliers in the proper use and application of our product. Our failure to do this properly or our failure to maintain these relationships and develop an understanding of the efficacy and benefits of our product within the healthcare industry could result in the inability to successfully market our product, which may adversely affect our sales and profitability. Our future growth and success depends on creating broad awareness and acceptance, and, ultimately, use or purchase of our products by physicians, patients, suppliers, GPOs and payors. This will require substantial marketing and educational efforts, which could be costly and may not be successful. The target customers who decide to utilize our product may not adopt this technology or may adopt it at a rate that is slower than desired. In addition, potential customers who decide to utilize our product may later choose to purchase competitors' products. Important facts that will affect our ability to attain broad market acceptance of our product include: • The real or perceived safety and efficacy of our product; • The real or perceived benefits of our product; • Doctor and/or patient awareness and acceptance of our product; • Coverage of, and reimbursement for, our products by governmental and third party payors; and • Market perception of our ability to continue to grow our business and develop enhancements or new products. If we fail to obtain an adequate level of reimbursement from payors for our product, there may be no commercially viable market for our product or the marketplace may be much smaller than expected. Additionally, failure of our product to gain broad market acceptance could cause our revenues to decline and our business to suffer. Such failures could have a material adverse effect on the Company. Current economic instability in the U.S. and internationally could adversely affect our business. Financial markets and the economies in the U.S. and various foreign jurisdictions have experienced volatility and disruption, and these conditions could become worse and not improve. These conditions have resulted in diminished liquidity and credit availability in the market, which could impair our ability to access capital or otherwise adversely affect our business. In the event the recent economic downturn continues, it may create downward pressure on the pricing and/or reimbursement of our product, affect our accounts receivable, slow the adoption of our product by payors and others in the healthcare market, and adversely affect our customers, causing them to reduce their spending. Any of these conditions could have a material adverse effect on our business, financial position, and results of operations. Loss of key personnel could adversely affect our business. The Company's future in part depends on its ability to attract and retain highly qualified directors, executive officers and other employees. The Company's executive officers have executed employment agreements with the Company; however, there can be no assurance that the Company will be able to attract and retain highly qualified persons for such positions in the future. The loss of key management personnel could have a material adverse effect on the Company. The Company requires a significant amount of cash to continue its business plan. The Company's operations, including product manufacturing and organizational infrastructure, will consume substantial amounts of capital. The Company expects capital and operating expenditures to increase over the next several years as it executes its business plan. The Company may require additional funding to expand the manufacturing process, build a rental fleet and assemble an organizational infrastructure. Furthermore, we may require additional capital for research and development, compliance efforts, efforts to obtain and/or maintain Medicare reimbursement, and protection of our proprietary rights. When the Company seeks additional financing, no assurance can be given that such additional financing will be available when needed, or that, if available, such financing will be obtained on terms acceptable to the Company. The Company's inability to obtain sufficient funds from operations and external sources may adversely affect the Company's business, prospects, financial condition and results of operations. We expect operating losses, cost overruns, and financing uncertainties. We have a history of losses and can provide no assurance as to our future operating results. Eventual profitability will depend on our success in manufacturing and marketing our product and obtaining reimbursement from payors. We have experienced net losses and negative cash flows from operating activities since inception and expect such losses and negative cash flows to continue in the foreseeable future. There is no assurance that such losses will not be in an amount and for a duration which will exceed the Company's projections. The Company may require additional funding to expand the manufacturing process, increase its rental fleet and organizational infrastructure. No assurance can be given that any such financing will become available or if available, that it would be on terms favorable to the Company. If available such financing may result in the imposition of restrictions on the future borrowings and operating policies. If financing is unavailable, then we may become unable to continue our development or remain in business. Consequently, you should be prepared to lose your entire investment in the Company. Forward-looking statements and discussions of the business environment and investment strategy of the Company provided to you (e.g., with respect to financial markets, business opportunities, demand, investment pipeline and other conditions) are subject to the ongoing novel coronavirus outbreak ("COVID-19"). The full impact of COVID-19 is particularly uncertain and difficult to predict, therefore such forward-looking statements do not reflect its ultimate potential effects, which may substantially and adversely impact the company's execution of its strategy. Incurring substantial amounts of debt could adversely affect our business. The Company may utilize a leveraged capital structure to, among other things, fund its larger rental fleet of TransCu O2 devices. As a result, the Company may, in the future, be subject to the risks normally associated with debt financing, including, (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) the risk that future debt (which will not have been fully amortized at maturity) may not be refinanced or that the terms of such refinancing will not be as favorable to the Company, and (iii) the risk that necessary capital expenditures may not be financed on favorable terms or at all. The Company may incur indebtedness in the future that also bears interest at a variable rate or may be required to refinance its debt at higher rates. By its very nature, a variable interest rate will move up or down based on changes in the economy and other factors, all of which are beyond the control of the Company. Accordingly, there can be no assurance that such interest rates will not rise significantly and, consequently, that the Company will not be required to pay more interest than it may have anticipated. A significant increase in market interest rates in the future could jeopardize the Company's ability to pay required debt service on future loans and could possibly result in default and/or foreclosure. Various credit facilities or other debt obligations may require the Company to comply with a number of financial and other covenants on an ongoing basis. Failure to comply with such covenants may limit the Company's ability to borrow funds or may cause a default under its then-existing indebtedness. The Company's liquidity may not be sufficient to pay its expenses. The Company intends to maintain sufficient liquidity to pay fixed expenses, such as rent and personnel costs. However, it is possible in certain scenarios (such as a significant decrease in revenue) that the Company's liquidity will not be adequate to pay its fixed costs. We may face uncertainties in manufacturing. Our ability to commercialize our product depends, in part, on our ability to manufacture our products at a competitive cost and in accordance with current Good Manufacturing Practices ("cGMP") and other regulatory requirements. We anticipate that we will depend on collaborative partners for the manufacturing of certain components of our product for commercialization. If we are not able to obtain contract manufacturing of such components on commercially reasonable terms, we may not be able to complete commercialization of our product. We may be subject to costly litigation and damaging liability claims. Although we have taken what we believe to be appropriate precautions, our business exposes us to many liability risks and contractual disputes, which are inherent in the development, testing, manufacturing and renting of medical devices. We face an inherent business risk of exposure to product liability claims in the event that the use of our product is alleged to have resulted in adverse effects. If there are any product liability claims, our business could be adversely affected. While we have product liability and officers and directors insurance, there can be no assurance that such insurance is in amounts sufficient to protect us against potential liabilities. Furthermore, even if we are successful in defending against any liability claims, such claims could nevertheless distract our management, result in substantial costs, harm our reputation, adversely affect the sales of our product and otherwise harm our business and results of operations. We maintain product liability insurance with coverage we believe to be adequate and are not currently aware of any product liability claims. We cannot assure you that any liability claims made against us will not exceed the coverage limit of such policy or that such insurance will continue to be available on commercially reasonable terms or at all. Additionally, we are subject to the risk that our insurers will exclude our coverage claim for any reason or that our insurers may become insolvent. If we do not or cannot maintain sufficient liability insurance, our ability to market our product may be significantly impaired. We may also be subject to lawsuits or proceedings in the future by government entities or private parties arising from our product, business methods or other activities. Except in certain limited circumstances, our expenses and liabilities arising from any suit shall be borne by the Company. We are subject to numerous laws and regulations governing the healthcare industry, and non-compliance with such laws, as well as changes in such laws or future interpretations of such laws, could reduce demand for and limit our ability to distribute our product and could cause us to incur significance compliance costs. There are widespread legislative efforts to control health care costs in the United States and abroad, which we expect will continue in the future. Compliance with applicable regulations imposes significant costs and expenses of our operations. If we fail to comply with applicable regulations, we could be subject to enforcement sanctions, our promotional practices may be restricted, and our marketed product could be subject to recall or otherwise impacted. In addition, regulations, such as HIPAA, that regulate the way we do our business will result in increased compliance costs for the Company. The U.S. government has launched various initiatives that target particular industries or markets and particular regulation compliance. For example, the United States Department of Justice and the Office of the Inspector General of the United States Department of Health and Human Services have had enforcement initiatives which specifically target the long-term care, home health and DME industries. Sanctions for violating these laws include criminal penalties and civil sanctions, including fines and penalties, and possible exclusion from the Medicare, Medicaid and other federal health care programs. Although we believe our business arrangements currently comply with federal and state fraud and abuse laws, our practices may be challenged under these laws in the future, and the Company or its suppliers or customers could be the focus of an investigation or similar initiative due its/their activities in the DME market. Such investigations or other initiatives could be costly and distracting and could have an adverse effect on the Company. Furthermore, to comply with the various laws and regulations applicable to our operations, we may need to institute a corporate compliance program, which can be costly to design and implement. You may not be able to sell your Shares. The shares of Common Stock offered hereby have not been registered under the Securities Act and may not be resold unless registered or unless we have received an opinion of counsel, reasonably satisfactory to us, stating that an exemption from registration is available. Even if the Common Stock is registered under the Securities Act or is exempt from registration, state securities laws may prohibit or limit its transferability in some jurisdictions. Investors have no right to require, and we have no current intent of effecting, registration of our Common Stock. There is no existing market for the Common Stock, and we do not expect any such market to develop. Transferability of the Common Stock also may be affected by restrictions on resale imposed by the laws of some states. Such factors might also limit the price one could obtain for sale of his or her Common Stock, assuming a transfer could be arranged. You should be prepared to hold your Common Stock indefinitely. The value of the Shares after the Offering may be lower than the subscription price. The subscription price for the Shares in this Offering was not established in a competitive market. The subscription price for the Shares in this Offering is not necessarily related to assets, book value, historic results of operations, projected future earnings or other established criteria of value, and may not be indicative of the fair value of the Shares. The price of the Shares that will prevail in any market that may develop sometime in the future following this Offering may be higher or lower than the subscription price. The Company will have broad discretion in using the proceeds from this Offering. The Company will have broad discretion in determining the specific uses of the proceeds. The Subscribers will not have the opportunity to evaluate, influence or control the economic, financial or other information on which the Company bases its decisions on how to use the proceeds for working capital or otherwise or its decision on how to use the proceeds. Because of the number and variability of factors that determine our use of the net proceeds of the Offering, we cannot assure that such uses will not vary from the Company's current intentions or that stockholders will agree with the uses it has chosen. Subscribers will incur immediate and substantial dilution in net tangible book value per share. The portion of the subscription price of the Shares allocable to each Share is substantially higher than the current net tangible book value per Share. Subscribers may incur additional dilution if holders of stock options, warrants or convertible notes, subsequently granted and/or issued, exercise such options or warrants to purchase Shares or convert such notes into Shares. The Offering price may not be indicative of value. The Offering price of the Shares has been determined by the Board without negotiation and is based primarily upon our anticipated startup costs and anticipated operating deficits prior to break-even. The Offering price of the Shares may not be indicative of their value or the value of the Company. No assurance is or can be given that the Common Stock could be sold for the Offering price or for any amount. Our financial projections may not be accurate. Any projections and related assumptions provided to you were based on information about circumstances and conditions existing as of the date set forth therein. The projections and estimated financial results set forth herein are based on estimates and assumptions that are inherently uncertain and, though considered reasonable by the Company, are subject to significant business, economic, and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the Company. Accordingly, there can be no assurance that the projected results will be realized or that actual results will not be significantly lower than projected. The Company does not intend to update the projections. The inherent uncertainties in results increase materially for years closer to the end of the projected period. Neither the Company nor any other person or entity assumes any responsibility for the accuracy or validity of the projections. We do not expect to pay dividends. The Company presently intends to retain future earnings, if any, to finance the operation, development and expansion of its business and does not expect to pay any cash dividends in the foreseeable future. Investors should not purchase the Common Stock with the expectation of receiving cash dividends. We have not provided tax advice in relation to this Offering. Upon the sale or exchange of the Common Stock, an investor generally will recognize capital gain or loss equal to the difference between the amount of cash and fair market value of any other property received and the investor's adjusted tax basis in the Common Stock. Such capital gain or loss will generally be long-term capital gain or loss if the investor's holding period for the Common Stock is more than one year at the time of the sale or exchange. Investors should consult their tax advisors with respect to the federal income and all other tax consequences of the purchase ownership and disposition of the Common Stock. Additionally, other aspects of holding the Common Stock may have tax consequences. Our certificate of incorporation, our by-laws and Delaware law contain provisions that could discourage, delay or prevent a change in control or management of the Company. Our certificate of incorporation, our by-laws and Delaware law contain provisions which could discourage, delay, or prevent a third party from acquiring shares of our Common Stock or replacing members of our Board. These provisions include: • Authorization of the issuance of preferred stock, the terms of which may be determined at the sole discretion of the Board; • Provisions giving the Board sole power to set the number of directors; • Authorization for our Board to adopt, amend or repeal our by-laws (subject to the right of our stockholders to adopt, amend or repeal the amended and restated by- laws with the approval of at least a majority of our outstanding common shares); and • Limitations on the ability of stockholders to call special meetings of stockholders to • those meetings requested by holders of at least forty percent (40%) of the votes at that meeting. Our organizational documents provide for indemnification. The Company's officers, directors, employees, designees, and nominees are, subject to certain conditions, indemnified by the Company against any and all liabilities related to the Company to the maximum extent permitted by law. Such liabilities include liabilities under the Securities Act to the extent permitted by law. To the extent indemnification provisions of the certificate of incorporation or bylaws are invoked, the assets of the Company could be reduced. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN MAY EXIST. In addition to the risks specifically identified in these Risk Factors , we may face additional risks and uncertainties not presently known to the Company or that we currently deem immaterial but which may later impair the Company's business, results of operations and financial condition.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2024.

Electrochemical Oxygen Concepts, Inc.

By   /s/ *Mark Q Niederauer*

Name: Electrochemical Oxygen Concepts Inc.

Title: President & CEO

Exhibit A

FINANCIAL STATEMENTS

EO2 Concepts
Balance Sheet
as of December 31, 2023

	December 2023
Cash	$ 188,191
Accounts Receivable	$ 3,165,938
Inventory	$ 761,845
Other Current Assets	$ 47,728
Total Current Assets	$ 4,163,701
Fixed Assets	$ 524,354
Note Receivable NYHHC	$ 862,814
Right of Use Asset	$ 559,793
Total Assets	$ 6,110,662
Accounts Payable	$ 134,902
Accrued Liabilities	$ 69,033
Accrued VGM Fees	$ 512,998
Accrued Interest Expense	$ 1,679,249
Note Payable - Convertible- VGM	$ 11,200,000
Notes Payable VGM LOC and EIDL Loan	$ 646,538
Right of Use Liabilities	$ 560,891
Equity	$ (8,692,949)
Total Liabilities and Equity	$ 6,110,662

EO2 Concepts
Income Statement YTD VS BUDGET
December 2023 YTD

	12/31/2023 YTD
Total Income	$ 6,516,364
Total COGS	$ 637,755
Gross Profit	$ 5,878,609
Total Labor, Benefits and Taxes	$ 1,868,005
Contract Labor	$ 2,214,624
Sales Commissions	$ 821,733
Legal Expenses	$ 151,668
Lobby Firm Fees	$ 107,470
Occupancy Expenses	$ 286,458
Marketing Expenses	$ 288,197
Travel Expenses	$ 628,210
Interest Expense	$ 852,011
General & Admin Expenses	$ 1,012,791
Total Expense	$ 8,231,166
Bad Debt Expense	$ 809,125
Interest Income	$ 29,101
Net Income/(Loss)	$ (3,132,582)

EO2 Concepts, Inc
Statements of Changes in Stockholders' Equity
December 31, 2023

	Preferred Stock		Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2021	-	-	38,602,879	386,029	43,492,701	(47,992,410)	(4,113,680)
Shares based compensation related to stock options	-	-	-	-	28,082	-	28,082
Proceeds from issuance of common stock	-	-	252,601	2,526	376,375	-	378,901
Proceeds from issuance of preferred stock	92,983	930	-	-	122,929	-	123,859
Net loss	-	-	-	-	-	(2,738,366)	(2,738,366)
Balance at December 31, 2022	92,983	$ 930	38,855,480	$ 388,555	$ 44,020,087	$ (50,730,776)	$ (6,321,204)
Shares based compensation related to stock options							
Proceeds from issuance of common stock			40,984	409	49,591		50,000
Proceeds from issuance of preferred stock	547,524	4,101			706,422		710,523
Net loss						(3,132,268)	(3,132,268)
Balance at December 31, 2023	640,507	$ 5,031	38,896,464	$ 388,964	44,776,100	$ (53,863,044)	$ (8,692,949)

See accountants' review report and notes to reviewed financial statements.

EO2 Concepts Inc.
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	-3,132,582.00
Adjustments to reconcile Net Income	
to net cash provided by operations:	
11000 · Accounts Receivable	-27,254.96
11000 · Accounts Receivable:11100 · A/Rec - VGM	-2,083,099.13
11000 · Accounts Receivable:11300 · Allowance for Doubtful Accounts	-47,992.63
12000 · Inventory	-19,846.91
12000 · Inventory:12100 · Raw Materials	-242,696.01
12000 · Inventory:12110 · Marketing Materials	796.2
12000 · Inventory:12400 · Finished Goods - Disposables	47,421.99
12000 · Inventory:12400 · Finished Goods - Disposables:12401 · Finished Goods - Disposables BT	-137,607.57
12000 · Inventory:12500 · Demo Inventory	36.87
12000 · Inventory:12600 · Pre paid Inventory	-18,883.55
12002 · Prepaid Travel/Trade Shows	2,207.22
12004 · PPV	-487.23
12005 · Pre Paid Ins. - Emp. Benefits:120052 · Pre Paid Met Life	-7,469.36
12006 · Prepaid Travel SW Sales Directo	-10,000.00
13700 · Payroll Service Customer Asset	-821.16
20000 · Accounts Payable - Trade	-237,241.17
21000 · Accrued Liabilities:21100 · Insurance:21101 · Medical Ins. (BCBS)	-19,599.57
21000 · Accrued Liabilities:21100 · Insurance:21102 · Dental Insurance (MetLife)	-2,373.59
21000 · Accrued Liabilities:21100 · Insurance:21103 · Vision Insurance (Block Vision)	-783.7
21000 · Accrued Liabilities:21100 · Insurance:21104 · Long Term Disability (MetLife)	-1,601.10
21000 · Accrued Liabilities:21100 · Insurance:21105 · Short Term Disability (MetLife)	-1,913.62
21000 · Accrued Liabilities:21100 · Insurance:21106 · Basic Life Ins (Company Paid)	-1,810.89
21000 · Accrued Liabilities:21100 · Insurance:21107 · Voluntary Life Insurance (MetLi	255.39
21000 · Accrued Liabilities:21400 · Interest	846,616.36
21000 · Accrued Liabilities:21900 · Accrued VGM Fees	20,970.47
21000 · Accrued Liabilities:21900 · Accrued VGM Fees:21901 · HL 10% BIlling Fees Due	61,615.02

EO2 Concepts Inc.
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
21000 · Accrued Liabilities:21900 · Accrued VGM Fees:21902 · VGM 3% Mkt Fees Due	14.08
21000 · Accrued Liabilities:21911 · Accrued Legal Fees	-19,967.28
21000 · Accrued Liabilities:23000 · Accrued Employee Travel Exp.	745.39
21000 · Accrued Liabilities:23500 · Other Accrued Expenses	8,211.60
21000 · Accrued Liabilities:23500 · Other Accrued Expenses:23506 · Accrued Commissions	-15,427.17
22100 · Accrued R&D Projects:22110 · Accrued SAB Projects	-45,273.63
22100 · Accrued R&D Projects:22120 · Accrued Dressing Projects	-2,386.13
22100 · Accrued R&D Projects:22140 · Accrued Prototype Projects	-11,523.27
24000 · Payroll Taxes	208.29
Net cash provided by Operating Activities	-5,099,542.75
INVESTING ACTIVITIES	
14000 · Medical Devices for Rent	-266,050.30
14000 · Medical Devices for Rent:14100 · Accumulated Depreciation	44,001.47
15000 · Fixed Assets:15200 · Computer Equipment	-11,325.06
15000 · Fixed Assets:15500 · Leasehold Improvements	-16,237.50
15000 · Fixed Assets:15950 · Accumulated Depreciation	13,216.23
18000 · Other Long Term Assets:18100 · Prepaid Insurance	11,983.50
18000 · Other Long Term Assets:18500 · Prepaid Ins. (MERP)	-3,000.00
18701 · Note Receivable - NYHHC	-186,517.15
Net cash provided by Investing Activities	-413,928.81
FINANCING ACTIVITIES	
25000 · Notes Payable	-2,646.46
25000 · Notes Payable:25100 · Line of Credit	-15,689.06
25000 · Notes Payable:25200 · Note Payable - Convertable- VGM	4,400,000.00
26001 · Accrued Property Tax -Equipment	-13,469.68
30100 · Capital Stock	409.84
30110 · Preferred Capital Stock	4,100.67
30150 · Additional Paid in Capital	756,012.74
Net cash provided by Financing Activities	5,128,718.05
Net cash increase for period	-384,753.51
Cash at beginning of period	606,114.19
Cash at end of period	**221,360.68**

Notes 2023

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
Organization: Electrochemical Oxygen concepts, Inc. (the Company) was incorporated in the State of Delaware on May 18th, 2007. The Company researches and develops advanced wound care technology and has developed a proprietary technology called the OxyGeni System (formerly known as the TransCu O2 System), which consists of the OxyGeni wound oxygenation and monitoring device, OxySpur oxygen diffusion dressings and associated accessories. This technology aids in the healing process by providing a continuous supply of pure, humidified oxygen directly to the affected tissue. The Company, through a vendor agreement with the VGM Group, makes the unit available to VGM Group members and markets its technology to Veteran Affairs, Indian Health, Plastics/Cosmetics, and Insurance providers.

Revenue Recognition: Revenue is derived from the rental or sale of the OxyGeni System and sale of the OxySpur oxygen diffusion dressings. Revenue is recognized when a performance obligation is complete, control is transferred to the customer, pervasive evidence of a purchase or rental arrangement exists, price to buyer is determinable, and collection is probable. Deductions from sales for discounts, if granted, are recorded as reductions of revenues, and are provided for at the time of initial sale. Sales taxes billed are reported directly as a liability to the taxing authority and are not included in revenue. Sales in 2023 increased by over 73% to $6,516,364 from $3,761,573 from 2022.

Cash and Cash Equivalents: Cash and cash equivalents consist of demand deposits held by financial institutions and temporary cash investments with a maturity of three months or less.

Accounts Receivable: Accounts receivable is reported at outstanding principal net of an allowance for doubtful accounts. The allowance is determined by an account-by-account review as well as historical trends. Accounts are charged off when collection efforts have failed, and the account is deemed uncollectible. The allowance totaled $225,000 at December 31, 2023 and $272,992 at December 31, 2022.

Inventories: Parts and supplies inventory is valued at lower of cost or net realizable value as determined using the standard cost method.

Rental Equipment: Rental equipment, consisting primarily of the OxyGeni device, is stated at cost less depreciation, calculated using the straight-line method over a useful life generally of three years. The cost of the dressings in our device are expensed and not capitalized.

Fixed Assets: Fixed assets are stated at cost net of accumulated depreciation. Additions, renewals, and betterments are capitalized. Expenditures for maintenance and repairs are charged to expense. Depreciation is calculated using accelerated and straight-line methods over the estimated useful lives of the assets, which range from three to fifteen years.

Income Taxes: The Company is taxed as a C corporation for federal income tax purposes. Deferred federal income tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. The Company is subject to the Texas margin tax. Management is not aware of any tax positions that would have a significant impact on its financial position. Its federal tax returns for the last four years remain subject to examination.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – continued

Share Based Compensation: The Company recognizes compensation expense for all share-based payment awards made to employees and directors, including grants of employee stock options, based on estimated fair values. Stock-based compensation expense is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the year.

Advertising: Advertising costs are expensed as incurred and totaled approximately $288,000 in 2023 and $51,000 in 2022.

Government Regulations: The Company is subject to federal, state and local provisions regulating the discharge of materials into the environment. Management believes that its current practices and procedures for the control and disposition of such wastes comply with applicable federal and state requirements..

Recently Adopted Accounting Pronouncement: In February 2016, Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)," for reporting periods beginning after December 15, 2021. A lessee is required to recognize on the balance sheet right-of-use assets, representing the right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company adopted the new standard effective January 1, 2022, the first day of the lease standard implementation date. Consistent with the optional transition method allowed as part of the modified retrospective transition approach provided in ASU No. 2018-11, the Company did not adjust comparative periods. The new standard applied to leases that have commenced as of the effective date, January 1, 2022, with a cumulative effect adjustment recorded as of that date. The Company also elected to apply certain practical expedients allowed in ASC 842 whereby the Company need not reassess whether any expired or existing contracts are or contain leases, the Company need not reassess the lease classification for any expired or existing leases, and the Company need not reassess initial direct costs for any existing leases. The Company's adoption of the ASU resulted in the addition of Operating Lease Right-of-Use assets on the balance sheet for the right to use the underlying assets of operating leases. The Company elected to use hindsight for transition when considering judgments and estimates such as assessments of lessee options to extend or terminate a lease or purchase the underlying asset. In addition, the corresponding liability for the remaining balance of the operating leases is included in the liability section of the balance sheet. For all asset classes, the Company elected to not recognize a right-of-use asset and lease liability for leases with a term of twelve months or less. The adoption of this ASU did not have a material adjustment to the Statement of Operations. At January 1, 2022, the Company recognized right of use assets of $559,793 and a corresponding lease liability of $560,891.

NOTE C – INVENTORIES
Inventories consist of the following at December 31:
Raw materials Finished goods Demo inventory Marketing materials
Total inventories

2023 - $761,845
2022 - $393,987

NOTE D – LONG-TERM DEBT
The company added Convertible Debt to VGM of $4,400,000 during 2023. Total debt to VGM is $11,700,000 plus related accrued interest expense of $1,679,249.

NOTE G – STOCKHOLDERS' EQUITY
In 2023 had proceeds from Common stock of $50,000 with sale of 40,984 common shares. Proceeds from Preferred shares was $710, 523 with sale of 547,524 preferred shares.

NOTE H – RELATED PARTY
The Company has an agreement with VGM Group, Inc (VGM), whereby VGM provides billing and marketing services to the Company. The agreement is effective through December 31, 2024 with terms allowing any number of successive 5-year renewal periods. VGM is a shareholder of the Company. Per the agreement, the Company provides a discount to Group Members of VGM related to their product and pays an administrative fee to VGM for their billing services. Fees incurred by the Company to VGM under the arrangement totaled approximately $83,000 in 2023 and $91,000 in 2022. The Company owes VGM approximately $513,000 at December 31 ,2023and $430,000 at December 31, 2022 under this agreement. The Company also has multiple long-term notes and a revolving line of credit with VGM (see Note D).
In the normal course of business, the Company may at times utilize the services of affiliated entities of VGM.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.

Reviewed Financial Statements

December 31, 2022

ADKF, P.C.
Certified Public Accountants

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Table of Contents
December 31, 2022

Page

Reviewed Financial Statements



with you
all the way

Member of the AICPA & TXCPA.

Registered with Public Company
Accounting Oversight Board.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Electrochemical Oxygen Concepts, Inc.
San Antonio, Texas

We have reviewed the accompanying financial statements of Electrochemical Oxygen Concepts, Inc., which comprise the balance sheet as of December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Electrochemical Oxygen Concepts, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Report on 2021 Financial Statements
The 2021 financial statements were audited by us, and we expressed an unmodified opinion on them in our report dated December 30, 2022. We have not performed any auditing procedures since that date.

ADKF, PC

ADKF, P.C.
San Antonio, Texas
April 15, 2023

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San Antonio, Texas 78216

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616 E. Blanco, STE 300e
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ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Balance Sheets
December 31, 2022 and 2021

	2022	2021
	(Reviewed)	(Audited)
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 606,116	$ 72,823
Accounts receivable, net	1,006,778	1,024,322
Inventories	393,987	335,056
Prepaid expenses	37,825	33,803
Note receivable, current portion	226,799	-
Total current assets	2,271,505	1,466,004
Rental Medical Equipment	936,351	819,093
Less accumulated depreciation	(798,678)	(724,606)
Net rental medical equipment	137,673	94,487
Fixed Assets:		
Furniture and fixtures	59,867	59,867
Manufacturing equipment	93,436	89,036
Computer equipment	94,980	91,492
Software	60,962	60,962
Leasehold improvements	122,867	122,867
Total fixed assets	432,112	424,224
Less accumulated depreciation	(281,825)	(265,252)
Net fixed assets	150,287	158,972
Other Assets:		
Operating lease right-of-use assets	559,793	-
Note receivable, net of current portion	449,498	-
Total other assets	1,009,291	-
Total Assets	$ 3,568,756	$ 1,719,463

See independent accountant's review report and notes to reviewed financial statements.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Balance Sheets
December 31, 2022 and 2021

	2022	2021
	(Reviewed)	(Audited)
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable, trade	$ 414,229	$ 289,446
Accounts payable, related party	430,398	340,105
Insurance premium payable	15,689	14,306
Accrued expenses	1,019,568	739,386
Operating lease liabilities, current portion	207,388	-
Note payable, current portion	3,431	3,305
Total current liabilities	2,090,703	1,386,548
Long-Term Liabilities:		
Operating lease liabilities, net of current portion	353,503	-
Convertible related party notes payable	6,800,000	3,800,000
Related party line of credit	500,000	500,000
Note payable, net of current portion	145,754	146,595
Total long-term liabilities	7,799,257	4,446,595
Stockholders' Equity:		
Preferred stock, $.01 par value; 5,000,000 shares authorized, 92,983 shares issued and outstanding	930	-
Common stock, $.01 par value; 60,000,000 shares authorized, 38,855,480 and 38,602,879 issued and outstanding	388,555	386,029
Additional paid-in capital	44,020,087	43,492,701
Accumulated (deficit)	(50,730,776)	(47,992,410)
Total stockholders' equity (deficit)	(6,321,204)	(4,113,680)
Total Liabilities and Stockholders' Equity	$ 3,568,756	$ 1,719,463

See independent accountant's review report and notes to reviewed financial statements.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Statements of Operations
Years Ended December 31, 2022 and 2021

	2022	2021
	(Reviewed)	(Audited)
Revenues:		
Sales	$ 2,983,348	$ 1,544,623
Rental revenue	778,225	585,597
Total revenues	3,761,573	2,130,220
Cost of Revenues	884,839	640,373
Gross profit	2,876,734	1,489,847
Operating Expenses:		
Salaries and payroll taxes	1,363,603	1,123,240
Professional fees	1,688,209	1,050,095
General and administrative	989,845	565,866
Selling expenses	898,703	655,886
Office expenses	78,994	60,867
Office rent	279,348	293,261
Depreciation	102,670	77,689
Bad debts	272,992	48,196
Research and development	45,907	210,711
Total operating expenses	5,720,271	4,085,811
Operating (Loss)	(2,843,537)	(2,595,964)
Other Income (Expense):		
Rental income	33,418	36,203
Employee Retention Credit	450,440	-
Other income	52,262	4,926
PPP loan forgiveness	-	260,300
Interest expense	(429,299)	(221,995)
Other expenses	(1,650)	(1,450)
Other income (expense), net	105,171	77,984
Net (Loss)	$ (2,738,366)	$ (2,517,980)

See independent accountant's review report and notes to reviewed financial statements.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2022 and 2021

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Capital	(Deficit)	(Deficit)
Balance at January 1, 2021 (Reviewed)	-	$ -	38,102,879	$ 381,029	$ 42,962,791	$ (45,474,430)	$ (2,130,610)
Proceeds from issuance of common stock	-	-	500,000	5,000	495,000	-	500,000
Share based compensation related to stock options	-	-	-	-	34,910	-	34,910
Net (loss) for the year	-	-	-	-	-	(2,517,980)	(2,517,980)
Balance at December 31, 2021 (Audited)	-	-	38,602,879	386,029	43,492,701	(47,992,410)	(4,113,680)
Proceeds from issuance of preferred stock	92,983	930	-	-	122,929	-	123,859
Proceeds from issuance of common stock	-	-	252,601	2,526	376,375	-	378,901
Share based compensation related to stock options	-	-	-	-	28,082	-	28,082
Net (loss) for the year	-	-	-	-	-	(2,738,366)	(2,738,366)
Balance at December 31, 2022 (Reviewed)	92,983	$ 930	38,855,480	$ 388,555	$ 44,020,087	$ (50,730,776)	$ (6,321,204)

See independent accountant's review report and notes to reviewed financial statements.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Statements of Cash Flows
Years Ended December 31, 2022 and 2021

	2022	2021
	(Reviewed)	(Audited)
Operating Activities		
Net loss	$ (2,738,366)	$ (2,517,980)
Adjustments to reconcile net (loss) to net		
cash (used) by operating activities:		
Depreciation	102,670	77,689
Noncash compensation expense	28,082	34,910
PPP loan forgiveness	-	(260,300)
Changes in operating assets and liabilities:		
Receivables	(658,753)	(534,739)
Inventories	(58,931)	100,213
Prepaid expenses	(4,022)	(12,010)
Operating lease right-of-use assets/liabilities, net	1,098	-
Accounts payable and accrued expenses	496,641	484,866
Net cash (used) by operating activities	(2,831,581)	(2,627,351)
Cashflows from investing activities		
Purchases of rental medical equipment	(129,283)	(465)
Purchases of fixed assets	(7,888)	(19,485)
Net cash (used) by investing activities	(137,171)	(19,950)
Financing Activities		
Proceeds from long-term debt, third party	-	25,143
Proceeds from long-term debt, related party	3,000,000	2,000,000
Repayment of long-term debt, third party	(715)	(24,404)
Proceeds from issuance of preferred stock	123,859	-
Proceeds from issuance of common stock	378,901	500,000
Net cash provided by financing activities	3,502,045	2,500,739
Net change in cash	533,293	(146,562)
Cash and cash equivalents at beginning of year	72,823	219,385
Cash and Cash Equivalents at End of Year	$ 606,116	$ 72,823
Supplemental Disclosures		
Interest paid in cash	$ -	$ -
Income taxes paid in cash	-	-

See independent accountant's review report and notes to reviewed financial statements.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Notes to Reviewed Financial Statements
December 31, 2022, and 2021

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization: Electrochemical Oxygen concepts, Inc. (the Company) was incorporated in the State of Delaware on May 18th, 2007. The Company researches and develops advanced wound care technology and has developed a proprietary technology called the OxyGeni System (formerly known as the TransCu O2 System), which consists of the OxyGeni wound oxygenation and monitoring device, OxySpur oxygen diffusion dressings and associated accessories. This technology aids in the healing process by providing a continuous supply of pure, humidified oxygen directly to the affected tissue. The Company, through a vendor agreement with the VGM Group, makes the unit available to VGM Group members and markets its technology to Veteran Affairs, Indian Health, Plastics/Cosmetics, and Insurance providers.

Revenue Recognition: Revenue is derived from the rental or sale of the OxyGeni System and sale of the OxySpur oxygen diffusion dressings. Revenue is recognized when a performance obligation is complete, control is transferred to the customer, pervasive evidence of a purchase or rental arrangement exists, price to buyer is determinable, and collection is probable. Deductions from sales for discounts, if granted, are recorded as reductions of revenues, and are provided for at the time of initial sale. Sales taxes billed are reported directly as a liability to the taxing authority and are not included in revenue.

Cash and Cash Equivalents: Cash and cash equivalents consist of demand deposits held by financial institutions and temporary cash investments with a maturity of three months or less.

Accounts Receivable: Accounts receivable is reported at outstanding principal net of an allowance for doubtful accounts. The allowance is determined by an account-by-account review as well as historical trends. Accounts are charged off when collection efforts have failed, and the account is deemed uncollectible. The allowance totaled $272,992 at December 31, 2022 and $138,279 at December 31, 2021. The Company normally does not charge interest on accounts receivable. Accounts receivable, net at January 1, 2021, beginning of the year, totaled $489,583.

Inventories: Parts and supplies inventory is valued at lower of cost or net realizable value as determined using the standard cost method.

Rental Equipment: Rental equipment, consisting primarily of the OxyGeni device, is stated at cost less depreciation, calculated using the straight-line method over a useful life generally of three years. The cost of the dressings in our device are expensed and not capitalized.

Fixed Assets: Fixed assets are stated at cost net of accumulated depreciation. Additions, renewals, and betterments are capitalized. Expenditures for maintenance and repairs are charged to expense. Depreciation is calculated using accelerated and straight-line methods over the estimated useful lives of the assets, which range from three to fifteen years.

Note Receivable: In 2022, the Company converted an account receivable to a note, giving customer formal repayment terms with market interest rate. Management believes an allowance is not required on the note at December 31, 2022.

Income Taxes: The Company is taxed as a C corporation for federal income tax purposes. Deferred federal income tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. The Company is subject to the Texas margin tax. Management is not aware of any tax positions that would have a significant impact on its financial position. Its federal tax returns for the last four years remain subject to examination.

See independent accountant's review report.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Notes to Reviewed Financial Statements
December 31, 2022, and 2021

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – continued

Share Based Compensation: The Company recognizes compensation expense for all share-based payment awards made to employees and directors, including grants of employee stock options, based on estimated fair values. Stock-based compensation expense is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the year.

Advertising: Advertising costs are expensed as incurred and totaled approximately $51,000 in 2022 and $72,000 in 2021.

Government Regulations: The Company is subject to federal, state and local provisions regulating the discharge of materials into the environment. Management believes that its current practices and procedures for the control and disposition of such wastes comply with applicable federal and state requirements.

Concentrations of Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. Company deposits with financial institutions on occasion may exceed the FDIC insured amount.

Subsequent Events: Subsequent events have been evaluated by management through the date of the independent accountant's review report. Material subsequent events, if any, are disclosed in a separate footnote to these financial statements.

Use of Estimates: The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncement: In February 2016, Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)," for reporting periods beginning after December 15, 2021. A lessee is required to recognize on the balance sheet right-of-use assets, representing the right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the new standard effective January 1, 2022, the first day of the lease standard implementation date. Consistent with the optional transition method allowed as part of the modified retrospective transition approach provided in ASU No. 2018-11, the Company did not adjust comparative periods. The new standard applied to leases that have commenced as of the effective date, January 1, 2022, with a cumulative effect adjustment recorded as of that date. The Company also elected to apply certain practical expedients allowed in ASC 842 whereby the Company need not reassess whether any expired or existing contracts are or contain leases, the Company need not reassess the lease classification for any expired or existing leases, and the Company need not reassess initial direct costs for any existing leases. The Company's adoption of the ASU resulted in the addition of Operating Lease Right-of-Use assets on the balance sheet for the right to use the underlying assets of operating leases. The Company elected to use hindsight for transition when considering judgments and estimates such as assessments of lessee options to extend or terminate a lease or purchase the underlying asset. In addition, the corresponding liability for the remaining balance of the operating leases is included in the liability section of the balance sheet. For all asset classes, the Company elected to not recognize a right-of-use asset and lease liability for leases with a term of twelve months or less. The adoption of this ASU did not have a material adjustment to the Statement of Operations. At January 1, 2022, the Company recognized right of use assets of $559,793 and a corresponding lease liability of $560,891.

See independent accountant's review report.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Notes to Reviewed Financial Statements
December 31, 2022, and 2021

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – continued

New Accounting Pronouncement: In June 2016, the FASB issued Accounting Standard Update (ASU) No. 2016-13 *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Loses on financial Instruments* which requires the application of a current expected credit loss (CECL) impairment model to financial assets measured at amortized cost, including trade accounts receivable. Under the CECL model, lifetime expected credit losses on such financial assets are measured and recognized at each reporting date based on historical, current, and forecasted information. Furthermore, financial assets with similar risk characteristics are analyzed on a collective basis. This ASU, as amended, is effective for periods beginning after December 15, 2022 with early adoption permitted. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Reclassification: Certain reclassifications of amounts previously reported have been made to the accompanying financial statements to maintain consistency between periods presented. The reclassifications had no effect on the previously reported change in stockholders' equity.

NOTE B – GOING CONCERN

The Company has continued to report significant operating losses as its proprietary medical technology products are developed and markets established.

In 2022, the Company received approximately $500,000 for preferred and common stock, and $3,000,000 in related party notes debt funding. Subsequent to year end, the Company received $100,000 for preferred stock, $900,000 in related party note payable at 10% interest, and continues to obtain additional funding through its crowdfunding campaign. Management also expects revenues from sales of its proprietary products in 2023 to increase from 2022 levels.

NOTE C – INVENTORIES

Inventories consist of the following at December 31:

	2022	2021
Raw materials	$ 195,091	$ 192,771
Finished goods	169,304	121,139
Demo inventory	29,044	21,146
Marketing materials	548	-
Total inventories	$ 393,987	$ 335,056

See independent accountant's review report.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Notes to Reviewed Financial Statements
December 31, 2022, and 2021

NOTE D – LONG-TERM DEBT

In August 2019, the Company agreed to a $1,800,000 convertible promissory note to VGM Group, Inc., a related party, with interest at 6.00% and due on demand on or after June 30, 2023. In 2021, the Company also agreed to two additional convertible promissory notes with VGM Group for $1,000,000 each, with interest at 6.00%, both secured through conversion features. One of these notes is due on demand on or after March 31, 2023, and the other due on August 17, 2023. VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share or at an equivalent price per share should the Company sell common stock to investors of not less than $3,000,000.

In 2022, the Company agreed to two additional convertible promissory notes with VGM Group for $1,000,000 each, with interest at 6.00%, both secured through conversion features. One of these notes is due on demand on or after January 6, 2024, and the other due on March 30, 2024. The Company agreed to a third convertible promissory note with VGM Group for $500,000, with interest at 6.00%, maturing June 30, 2024, secured through conversion features. The Company agreed to a fourth convertible promissory note with VGM Group for $500,000, with interest at 10.00%, maturing September 30, 2023, secured through conversion features. VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share or at an equivalent price per share should the Company sell common stock to investors of not less than $3,000,000.

Subsequent to year end, the four notes with VGM Group to mature in 2023 were amended to extend the maturity date to August 30, 2025 at an interest rate of 10.00%.

The Company has a revolving line of credit with VGM Group, Inc. of $500,000, with interest at 9.00% maturing June 30, 2023. Subsequent to year end, the line of credit was extended to September 2025. The full amount of the line was extended to the Company at December 31, 2022 and 2021.

In 2020, the Company received an Economic Injury Disaster loan in the amount of $150,000, with interest at 3.75% maturing May 21, 2050. The loan balance totaled $149,185 at December 31, 202 and $149,900 at December 31, 2021.

Maturities of long-term debt will require the following principal payments:

Year Ending December 31,	Amount
2023	$ 3,431
2024	2,535,626
2025	4,803,698
2026	3,839
2027	3,839
Thereafter	98,752
	$ 7,449,185

See independent accountant's review report.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Notes to Reviewed Financial Statements
December 31, 2022, and 2021

NOTE E – PAYROLL PROTECTION PROGRAM

The Company received funding of $260,300 under the Paycheck Protection Program (PPP) as part of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), administered by the U.S. Small Business Administration (SBA). The Company used the proceeds for payroll costs and business utility payments. On March 30, 2021, the Company received notification that the PPP loan was forgiven, and it was recognized as PPP loan forgiveness in other income on statement of operations and in operating activities in cash flows in 2021.

NOTE F – EMPLOYEE RETENTION CREDITS

In March 2021, the Internal Revenue Service (IRS) released Notice 2021-20, which retroactively eliminated the restriction that prevented employers who received a PPP loan from qualifying for the Employee Retention Credits (ERC), a refundable tax credit against certain employment taxes. Upon determination that the employer has complied with all of the conditions required to receive the credit, a receivable may be recognized for the ERC. At December 31, 2022, the Company had received and recognized $450,440 which is recorded in other income on the statement of operations.

NOTE G – STOCKHOLDERS' EQUITY

The Company grants options to its employees under its Stock Incentive Plan (the "Plan"). The Plan allows for the grant of up to 4,000,000 shares of common stock to management, employees and other persons who provide services to the Company. All options granted have a vesting schedule with a term of immediate to one year and become fully exercisable based on other specific terms imposed at the date of grant.

The Company uses the Black-Sholes option-pricing method. The fair value for options is estimated at the date of grant with the following weighted-average assumptions as of period end:

Risk-free interest rate range	2.25%
Expected dividend yield	0%
Expected volatility of common stock	1%
Expected weighted-average life of option	2 years

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

See independent accountant's review report.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Notes to Reviewed Financial Statements
December 31, 2022, and 2021

NOTE G – STOCKHOLDERS' EQUITY – continued

A summary of the Company's stock option activity and related information is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance of Outstanding Options at January 1, 2021	7,320,468	$ 1.13		
Granted	797,711	1.00		
Exercised	-	-		
Forfeited	(1,167,698)	(1.25)		
Balance of Outstanding Options at December 31, 2021	6,950,481	0.91		
Granted	660,148	1.00		
Exercised	-	-		
Forfeited	-	-		
Balance of Outstanding Options at December 31, 2022	7,610,629	$ 0.92	5.7	$ 684,957
Expected to vest after December 31, 2022	228,674	$ 1.01	9.1	$ 2,287
Vested and exercisable at December 31, 2022	7,381,955	$ 1.09	5.6	$ 590,556

See independent accountant's review report.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Notes to Reviewed Financial Statements
December 31, 2022, and 2021

NOTE G – STOCKHOLDERS' EQUITY - continued

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested options at January 1, 2021	221,382	$ 1.01
Granted	797,711	1.00
Vested	(803,849)	1.03
Forfeited	(3,948)	1.25
Non-vested options at December 31, 2021	211,296	1.02
Granted	660,148	1.00
Vested	(642,770)	1.00
Forfeited	-	-
Non-vested options at December 31, 2022	228,674	$ 1.01

The aggregate intrinsic value represents the pretax value, based on the difference between the price of the Company's common stock of $1.00 per share at December 31, 2022 and 2021 and the exercise price of the options.

The total unrecognized compensation cost related to non-vested share-based compensation arrangements is $0 as of December 31, 2022 and 2021.

Stock Warrants: The Company has outstanding 113,085 stock warrants as of December 31, 2022 and 2021, issued primarily to third party vendors and consultants, and convertible into common stock on a 1 to 1 basis. The warrants have a 10-year life and expire in various quantities from 2023 to 2028.

NOTE H – RELATED PARTY

The Company has an agreement with VGM Group, Inc (VGM), whereby VGM provides billing and marketing services to the Company. The agreement is effective through December 31, 2024 with terms allowing any number of successive 5-year renewal periods. VGM is a shareholder of the Company. Per the agreement, the Company provides a discount to Group Members of VGM related to their product and pays an administrative fee to VGM for their billing services. Fees incurred by the Company to VGM under the arrangement totaled approximately $91,000 in 2022 and $53,000 in 2021. The Company owes VGM approximately $430,000 at December 31 ,2022 and $340,000 at December 31, 2021 under this agreement. The Company also has multiple long-term notes and a revolving line of credit with VGM (see Note D).

In the normal course of business, the Company may at times utilize the services of affiliated entities of VGM.

See independent accountant's review report.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Notes to Reviewed Financial Statements
December 31, 2022, and 2021

NOTE I – LEASES

The Company determines if an arrangement is an operating lease or financing lease at commencement. The Company has determined that it has no finance lease arrangements at December 31, 2022 or 2021.

Other lease assets and obligations are recognized at the lease commencement date based on the present value of lease payments over the term of the lease. The Company uses the risk-free discount rate to determine the present value of lease payments.

The Company has third-party operating leases for buildings and equipment. Operating lease expense is recognized in selling, general, and administrative expenses on a straight-line basis over the lease term. The lease term for these buildings and equipment extends through 2026.

Total rent expense paid to third parties totaled approximately $213,000 in 2022 and $179,000 in 2021.

In determining lease asset values, the Company considers fixed and variable payment terms, prepayments, incentives, and options to extend, terminate or purchase. Renewal, termination, or purchase options affect the lease term used for determining lease asset value only if the option is reasonably certain to be exercised.

Future commitments relating to these lease agreements are as follows:

Year Ending December 31:		Total
2023	$	213,260
2024		213,260
2025		142,793
2026		1,395
Total minimum future payments		570,708
Less: imputed interest		(9,817)
Present value of lease liability	$	560,891

The Company subleases part of their office space in San Antonio, Texas to an unrelated Company and recognized rental income of approximately $36,000 in 2022 and 2021.

See independent accountant's review report.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Notes to Reviewed Financial Statements
December 31, 2022, and 2021

NOTE J – INCOME TAXES

Deferred tax assets and liabilities consist of the following components at December 31:

	2022	2021
Deferred tax assets:		
Accounts receivable allowance	$ 57,328	$ 18,918
Net operating loss carryforward	9,565,646	8,537,297
Gross deferred tax assets	9,622,974	8,556,215
Deferred tax liability:		
Depreciation differences	33,865	16,478
Net deferred tax asset	9,656,839	8,572,693
Less valuation allowance	(9,656,839)	(8,572,693)
Net deferred tax asset reported	$ -	$ -

The Company has net operating losses available for carryforward through 2041 of approximately $45 million.

Management provides a valuation allowance for any deferred tax asset that it believes it may not realize. In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance, at December 31, 2022.

NOTE K – COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims and litigation from time to time in the normal course of operations. Management does not expect any such matters in which it is currently involved to result in significant loss.

See independent accountant's review report.

I, Mark Q Niederauer, the Chief Executive Officer of Electrochemical Oxygen Concepts Inc., hereby certify that the financial statements of Electrochemical Oxygen Concepts Inc. and notes thereto for the periods ending December 31, 2023 and December 31, 2022, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year December 31, 2022, the amounts reported on our tax returns were total income of $2,962,414; taxable income of $-3,057,986 and total tax of $0.

Electrochemical Oxygen Concepts Inc., has not yet filed its federal tax return for December 31, 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 24th day of April 2024.



_____ (Signature)

_____CEO_____ (Title)

April 24, 2024 (Date)



CONFIDENTIAL

12500 Network Blvd. Suite 310 • San Antonio, Texas 78249 • Office: 800.825.2979 • Fax: 210.561.9067 • www.eo2.com

CERTIFICATION

I, Mark Q Niederauer, Principal Executive Officer of Electrochemical Oxygen Concepts, Inc., hereby certify that the financial statements of Electrochemical Oxygen Concepts, Inc. included in this Report are true and complete in all material respects.

Mark Q Niederauer

President & CEO